                                                                    EXHIBIT 99.4

                                                                       EXHIBIT A

                          COMMON STOCK PURCHASE WARRANT

                                  METALINK LTD.

Ref#:_______________

Warrant Shares: [_______                Initial Exercise Date: September 9, 2008

     THIS COMMON STOCK PURCHASE WARRANT (the "WARRANT") certifies that, for value received, _____________ (the "HOLDER") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the "INITIAL EXERCISE DATE") and on or prior to the close of business on the 5 year anniversary of the Initial Exercise
Date (the "TERMINATION DATE") but not thereafter, to subscribe for and purchase from Metalink Ltd., an Israeli corporation (the "COMPANY"), up to ______ shares
(the "WARRANT SHARES") of Common Stock. The purchase price of one share of
Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

     SECTION 1. DEFINITIONS. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Loan Agreement (the
"LOAN AGREEMENT"), dated September 8, 2008, among the Company and the lenders signatory thereto.

     SECTION 2. EXERCISE.

          a) EXERCISE OF WARRANT. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company) of a duly executed facsimile copy of the Notice of Exercise Form annexed hereto; and, within 3 Trading Days of the date said Notice of Exercise is delivered to the Company, the Company shall have received payment of the aggregate
     Exercise Price of the shares thereby purchased by wire transfer or cashier's check drawn on a United States bank. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the
     Company for cancellation within 3 Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any
     Notice of Exercise Form within 2 Business Days of receipt of such notice.
     THE HOLDER AND ANY ASSIGNEE, BY ACCEPTANCE OF THIS WARRANT, ACKNOWLEDGE AND
     AGREE THAT, BY REASON OF THE PROVISIONS OF THIS PARAGRAPH, FOLLOWING THE
     PURCHASE OF A PORTION OF THE WARRANT SHARES HEREUNDER, THE NUMBER OF
     WARRANT SHARES AVAILABLE FOR PURCHASE HEREUNDER AT ANY GIVEN TIME MAY BE
     LESS THAN THE AMOUNT STATED ON THE FACE HEREOF.

          b) EXERCISE PRICE. The exercise price per share of the Common Stock under this Warrant shall be $[_____], subject to adjustment hereunder (the
     "EXERCISE PRICE").

          c) CASHLESS EXERCISE. If at any time during the term of this Warrant there is no effective Registration Statement registering, or no current prospectus available for, the issuance or resale of the Warrant Shares by the Holder, then this Warrant may also be exercised at such time by means of a "cashless exercise" in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

          (A)  = the VWAP on the Trading Day immediately preceding the date of such election;

          (B)  = the Exercise Price of this Warrant, as adjusted; and

          (X)  = the number of Warrant Shares issuable upon exercise of this
               Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a cashless exercise.

          Notwithstanding anything herein to the contrary, on the Termination
     Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

          d) HOLDER'S RESTRICTIONS. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder's
     Affiliates, and any other person or entity acting as a group together with the Holder or any of the Holder's Affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A)
     exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common
     Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the
     Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the
     Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the
     Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this
     Section 2(d) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a
     Notice of Exercise shall be deemed to be the Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this
     Warrant is exercisable, in each case subject the Beneficial Ownership
     Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with
     Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Company's most recent periodic annual report as the case may be, (B) a more recent public announcement by the Company or (C) any other notice by the Company or the
     Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported.
     The "BENEFICIAL OWNERSHIP LIMITATION" shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this
     Warrant. The Holder, upon not less than 61 days' prior notice to the
     Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(d), provided that the Beneficial Ownership
     Limitation in no event exceeds 9.99% of the number of shares of the Common
     Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant held by the Holder and the provisions of this Section 2(d) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended
     Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

          e) MECHANICS OF EXERCISE.

               i. DELIVERY OF CERTIFICATES UPON EXERCISE. Certificates for
          shares purchased hereunder shall be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder's prime broker with the Depository Trust Company through its Deposit Withdrawal Agent
          Commission ("DWAC") system if the Company is then a participant in such system and either (A) there is an effective Registration
          Statement permitting the resale of the Warrant Shares by the Holder or this Warrant is being exercised via cashless exercise, and otherwise by physical delivery to the address specified by the Holder in the
          Notice of Exercise within 3 Trading Days from the delivery to the
          Company of the Notice of Exercise Form, surrender of this Warrant (if required) and payment of the aggregate Exercise Price as set forth above (the "WARRANT SHARE DELIVERY DATE"), it being understood that a condition to a timely DWAC delivery is cooperation of the Holder's broker with Transfer Agent. This Warrant shall be deemed to have been exercised on the date the Exercise Price is received by the Company.
          The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price (or by cashless exercise, if permitted) and all taxes required to be paid by the Holder, if any, pursuant to Section
          2(e)(vi) prior to the issuance of such shares, have been paid. If the
          Company fails for any reason to deliver to the Holder certificates evidencing the Warrant Shares subject to a Notice of Exercise by the second Trading Day after the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise
          (based on the VWAP of the Common Stock on the date of the applicable
          Notice of Exercise), $10 per Trading Day (increasing to $20 per
          Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant Share
          Delivery Date until such certificates are delivered.

               ii. DELIVERY OF NEW WARRANTS UPON EXERCISE. If this Warrant shall have been exercised in part, the Company shall, at the written request of a Holder and upon surrender of this Warrant certificate, at or promptly after the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant
          Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

               iii. RESCISSION RIGHTS. If the Company fails to cause the
          Transfer Agent to transmit to the Holder a certificate or the certificates representing the Warrant Shares pursuant to Section
          2(e)(i) by the second Trading Day after the Warrant Share Delivery
          Date, then the Holder will have the right to rescind such exercise.

               iv. COMPENSATION FOR BUY-IN ON FAILURE TO TIMELY DELIVER
          CERTIFICATES UPON EXERCISE. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder a certificate or the certificates representing the Warrant Shares pursuant to an exercise on or before the Warrant
          Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder's brokerage firm otherwise purchases, shares of Common
          Stock to deliver in satisfaction of a sale by the Holder of the
          Warrant Shares which the Holder anticipated receiving upon such exercise (a "BUY-IN"), then the Company shall, within 5 Trading Days after the Holder's request, (A) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of
          Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.
          Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon exercise of the
          Warrant as required pursuant to the terms hereof.

               v. NO FRACTIONAL SHARES OR SCRIP. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

               vi. CHARGES, TAXES AND EXPENSES. Issuance of certificates for
          Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the
          Holder; PROVIDED, HOWEVER, that in the event certificates for Warrant
          Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the
          Assignment Form attached hereto duly executed by the Holder and the
          Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

               vii. CLOSING OF BOOKS. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

     SECTION 3. CERTAIN ADJUSTMENTS.

          a) STOCK DIVIDENDS AND SPLITS. If the Company, at any time while this
     Warrant is outstanding: (i) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock
     (which, for avoidance of doubt, shall not include any shares of Common
     Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii)
     combines (including by way of reverse stock split) outstanding shares of
     Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common
     Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of
     Common Stock outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of the unexercised portion of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

          b) SUBSEQUENT EQUITY SALES. If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell or grant any option to purchase, or reprice any Common Stock or Common Stock
     Equivalents, or otherwise dispose of or issue any Common Stock or Common
     Stock Equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Exercise Price (such lower price, the "BASE SHARE PRICE" and such issuances collectively, a
     "DILUTIVE ISSUANCE") (if the holder of the Common Stock or Common Stock
     Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive
     Issuance), then, the Exercise Price shall be reduced and only reduced to equal the Base Share Price. Such adjustment shall be made whenever such
     Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section
     3(b) in respect of an Exempt Issuance. The Company shall notify the Holder, in writing, no later than the Trading Day following the issuance of any
     Common Stock or Common Stock Equivalents subject to this Section 3(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the "DILUTIVE ISSUANCE NOTICE"). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3(b), upon the occurrence of any Dilutive Issuance, after the date of such Dilutive Issuance the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the
     Holder accurately refers to the Base Share Price in the Notice of Exercise.

          c) SUBSEQUENT RIGHTS OFFERINGS. If the Company, at any time while the
     Warrant is outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the
     VWAP at the record date mentioned below, then, the Exercise Price shall be multiplied by a fraction, of which the denominator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

          d) PRO RATA DISTRIBUTIONS. If the Company, at any time while this
     Warrant is outstanding, shall distribute to all holders of Common Stock
     (and not to Holders of the Warrants) written instruments evidencing its indebtedness to such holders or a claim of such holders against specified assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than the Common Stock (which shall be subject to Section 3(b)), then in each such case the Exercise
     Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

          e) FUNDAMENTAL TRANSACTION. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the
     Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the
     Company or another Person) is completed pursuant to which holders of Common
     Stock are permitted to tender or exchange their shares for other securities, cash or property or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each "FUNDAMENTAL
     TRANSACTION"), then, upon any subsequent exercise of this Warrant, the
     Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the "ALTERNATE
     CONSIDERATION") receivable as a result of such merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a
     Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this
     Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the
     Holder's right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 3(e) and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.
     Notwithstanding anything to the contrary, in the event of (A) a Fundamental
     Transaction that is (1) an all cash transaction, (2) a "Rule 13e-3 transaction" as defined in Rule 13e-3 under the Exchange Act, (3) a
     Fundamental Transaction involving a person or entity not traded on a national securities exchange, the Nasdaq Global Select Market, the Nasdaq
     Global Market, or the Nasdaq Capital Market, or (B) if the Company or any
     Subsidiary issues shares of Common Stock or Common Stock Equivalents (other than in an Exempt Issuance) within the earlier of 90 calendar days of the
     Second Closing Date or 200 calendar days of the First Closing Date at an effective price of less than $1.00 per share of Common Stock (adjusted for any stock splits and similar capital adjustments after the Original Issue
     Date) or issues any warrants to purchase Common Stock or any Common Stock
     Equivalent within the earlier of 90 calendar days of the Second Closing
     Date or 200 calendar days of the First Closing Date, then for either (A) or
     (B), the Company or any successor entity shall pay at the Holder's option, exercisable at any time concurrently with or prior to consummation of the
     Fundamental Transaction (and any such exercise may be made expressly contingent upon consummation of the Fundamental Transaction), an amount of cash equal to the value of this Warrant as determined in accordance with the Black Scholes Option Pricing Model obtained from the "OV" function on
     Bloomberg L.P. using (A) a price per share of Common Stock equal to the
     VWAP of the Common Stock for the Trading Day immediately preceding the date of consummation of the applicable Fundamental Transaction, (B) a risk-free interest rate corresponding to the U.S. Treasury rate for 30 day period immediately prior to the consummation of the applicable Fundamental
     Transaction, (C) an expected volatility equal to the 90 day volatility obtained from the "HVT" function on Bloomberg L.P. determined as of the
     Trading Day immediately following the public announcement of the applicable
     Fundamental Transaction, and (D) a remaining option time equal to the time between the date of the public announcement of such transaction and the
     Termination Date.

          f) CALCULATIONS. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.
     For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

          g) NOTICE TO HOLDER.

               i. ADJUSTMENT TO EXERCISE PRICE. Whenever the Exercise Price is
          adjusted pursuant to any provision of this Section 3, the Company shall promptly mail to the Holder a notice setting forth the Exercise
          Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. If the Company enters into a Variable
          Rate Transaction, despite the prohibition thereon in the Loan
          Agreement, the Company shall be deemed to have issued Common Stock or
          Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised.

               ii. NOTICE TO ALLOW EXERCISE BY HOLDER. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the
          Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the
          Common Stock is converted into other securities, cash or property, or
          (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such
          reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice.

     SECTION 4. TRANSFER OF WARRANT.

          a) TRANSFERABILITY. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the
     Company or its designated agent, together with a written assignment of this
     Warrant substantially in the form attached hereto duly executed by the
     Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. The Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

          b) NEW WARRANTS. This Warrant may be divided or combined with other
     Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or
     Warrants to be divided or combined in accordance with such notice. All
     Warrants issued on transfers or exchanges shall be dated the Initial
     Exercise Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

                                       10

          c) WARRANT REGISTER. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "WARRANT
     REGISTER"), in the name of the record Holder hereof from time to time. The
     Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

     SECTION 5. MISCELLANEOUS.

          a) NO RIGHTS AS STOCKHOLDER UNTIL EXERCISE. This Warrant does not entitle the Holder to any voting rights or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(e)(i).

          b) LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT. The Company
     covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this
     Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such
     Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

          c) SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

          d) AUTHORIZED SHARES.

               The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common
          Stock a sufficient number of shares to provide for the issuance of the
          Warrant Shares upon the exercise of any purchase rights under this
          Warrant. The Company further covenants that its issuance of this
          Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the
          Trading Market upon which the Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant in accordance with its terms,, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

                                       11

               Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any
          reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of
          Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and
          (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the
          Company to perform its obligations under this Warrant.

               Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such
          authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

          e) JURISDICTION. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Loan Agreement.

          f) RESTRICTIONS. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

          g) NONWAIVER AND EXPENSES. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

                                       12

          h) NOTICES. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Loan Agreement.

          i) LIMITATION OF LIABILITY. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant to purchase Warrant
     Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any
     Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

          j) REMEDIES. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

          k) SUCCESSORS AND ASSIGNS. Subject to applicable securities laws, this
     Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this
     Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

          l) AMENDMENT. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and
     Holders holding Warrants at least equal to 67% of the Warrant Shares issuable upon exercise of all then outstanding Warrants.

          m) SEVERABILITY. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

          n) HEADINGS. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this
     Warrant.

                              ********************

                            (SIGNATURE PAGES FOLLOW)

                                       13

     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

                                        METALINK LTD.

                                        By:_____________________________________
                                           Name:
                                           Title:

                                       14

                               NOTICE OF EXERCISE

TO:  METALINK LTD.

     (1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

     (2) Payment shall take the form of (check applicable box):

               [_] in lawful money of the United States; or

               [_] [if permitted] the cancellation of such number of Warrant
               Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

     (3) Please issue a certificate or certificates representing said Warrant
Shares in the name of the undersigned or in such other name as is specified below:

               ________________________________________

The Warrant Shares shall be delivered to the following DWAC Account Number or by physical delivery of a certificate to:

               ________________________________________

               ________________________________________

               ________________________________________

[SIGNATURE OF HOLDER]

Name of Investing Entity: ______________________________________________________
SIGNATURE OF AUTHORIZED SIGNATORY OF INVESTING ENTITY: _________________________
Name of Authorized Signatory: __________________________________________________
Title of Authorized Signatory: _________________________________________________
Date: __________________________________________________________________________

                                 ASSIGNMENT FORM

                    (To assign the foregoing warrant, execute
                   this form and supply required information.
                 Do not use this form to exercise the warrant.)

     FOR VALUE RECEIVED, [____] all of or [_______] shares of the foregoing
Warrant and all rights evidenced thereby are hereby assigned to

_______________________________________________ whose address is

_______________________________________________________________.

_______________________________________________________________

                                                 Dated:  ______________, _______

                Holder's Signature:   _____________________________

                Holder's Address:     _____________________________

                                      _____________________________

Signature Guaranteed:  ___________________________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.